UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

September 24, 2004

Mr. Michael M. Philipp
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661-3693

Act	Securities Exchange Act of 1934
Section	5, 6, 15, 17A
Rule	15a-6, 9b-1
Public Availability	immediate

Dear Mr. Philipp:

In your letter dated September 23, 2004, on behalf of the Board of Directors of Borsa Italiana S.p.A. ("Borsa Italiana"), the organization responsible for the management and surveillance of the Italian Stock Exchange ("Stock Exchange") and the Stock Exchange's equity derivatives division referred to as the Mercato Italiano dei Derivati (the Italian Derivatives Market, or the "IDEM"), you request advice that the Division of Market Regulation ("Division") will not recommend to the Securities and Exchange Commission ("Commission" or "SEC") any enforcement action

(1) Against Borsa Italiana, the Stock Exchange or the IDEM (the Stock Exchange and IDEM being referred to herein collectively as the "Exchange"), or any of their respective officers, directors or members under Section 5 of the Securities Exchange Act of 1934, as amended ("1934 Act"), by reason of the Stock Exchange and IDEM not registering under Section 6 of the 1934 Act as a national securities exchange;

(2) Against Borsa Italiana, the Stock Exchange or IDEM members[1] under Section 15 of the 1934 Act by reason of Borsa Italiana, the Stock Exchange and IDEM members not registering under the 1934 Act as broker-dealers;[2] or

(3) Against the Stock Exchange or the Cassa di Compensazione e Garanzia[3] (the Italian Futures and Options Clearing House, or the "CC&G") under Section 17A of the 1934 Act by reason of their not registering under the 1934 Act as a clearing agency,

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1 Although the two markets require different authorizations, any person authorized to trade on the Stock Exchange generally may also trade on the IDEM. In July 2004, 80 Stock Exchange members were trading on the IDEM, of which 35 were securities firms, 43 were banks and 2 were registered stockbrokers.

2 In connection with this request, you request that the Division confirm to you that (a) the furnishing of the IDEM disclosure document by an IDEM Representative, by an IDEM member or by an Eligible Broker-Dealer, in each case, to an Eligible Broker-Dealer or Eligible Institution will satisfy the obligation of a broker or dealer under Rule 9b-1(d) of the 1934 Act to furnish an option disclosure document before accepting an order from a customer to purchase or sell an S&P/MIB Index Option, and (b) neither the IDEM Representatives' furnishing of an IDEM disclosure document to an Eligible Broker-Dealer or Eligible Institution, nor an IDEM member's furnishing of an IDEM disclosure document to an Eligible Broker-Dealer or, in response to an unsolicited inquiry concerning S&P/MIB Index Options, to an Eligible Institution, will constitute "solicitation" or the provision of a "research report" as those terms are used in Rule 15a-6(a) under the 1934 Act.

if Borsa Italiana, the Stock Exchange and IDEM members act as described below to familiarize certain registered broker-dealers and large financial institutions in the United States with the IDEM and options on the S&P/MIB stock index ("S&P/MIB Index Options") traded on the IDEM.

This request is made based on the circumstances stated in your letter, and in view of the relief previously granted by the Division to Borsa Italiana for options on the MIB 30 stock index and options on individual stocks listed and traded on the Stock Exchange (the "1998 Letter").[4]

You represent that this no action request covers the S&P/MIB Index Options contract and is not intended to supersede the 1998 Letter. After the September 17, 2004 expiration of the MIB 30 index options, you represent that such contract will no longer be listed and traded on the IDEM, though Borsa Italiana will continue to rely on the 1998 Letter to familiarize certain U.S. persons with options on individual stocks listed and traded on the Stock Exchange, as set forth in the 1998 Letter.

We understand the facts to be as follows:

Regulatory Background

The Stock Exchange was founded in 1808. The IDEM was organized in 1994 under the laws of Italy as a division, and the equity derivatives market, of the Stock Exchange. The IDEM commenced trading operations on November 28, 1994 with the introduction of the MIB 30 Index Futures Contract.[5] As the sole equity derivatives exchange in Italy, the IDEM has become an integral part of the Italian securities markets. Trading on the IDEM is conducted through an electronic trading system based on the Swedish OM system.[6] Two types of options are traded on the IDEM: options on the individual stocks that are listed and traded on the Stock Exchange

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3 The CC&G currently is subject to the control of the Borsa Italiana, which acquired a majority ownership stake in the CC&G in April 2000. In March 2004, the Borsa Italiana's ownership stake in the CC&G increased from approximately 60% to 86%.

4 *See* SEC No-Action Letter to Borsa Italiana S.p.A., available September 1, 1998. *See also*, relief granted to other non-U.S. exchanges in SEC No-Action Letter to EDX London Limited and OM London Exchange Limited, available October 29, 2003; SEC No-Action Letter to Tokyo Stock Exchange, Inc., available November 15, 2002; SEC No-Action Letter to the Société de Compensation des Marches Conditionnels, available June 17, 1996; SEC No-Action Letter to the Hong Kong Futures Exchange -Hang Seng Index Options, available September 26, 1995; and SEC No-Action Letter to the London International Financial futures Exchange, available May 1, 1992.

5 The MIB 30 Index Futures Contract may be offered in the U.S. as permitted by the "no action letter" issued by the Commodity Futures Trading Commission ("CFTC") on August 30, 1995. On August 30, 2004, the CFTC issued a no-action letter to the Exchange permitting the offer and sale to U.S. persons of the S&P/MIB Index Futures Contract.

6 The OM system has been implemented on several other exchanges, including options markets in Stockholm, London, Vienna, and Hong Kong.

("Equity Options") and S&P/MIB Index Options ("Index Options") (Equity Options and Index Options may be referred to herein collectively as "Options").[7]

The S&P/MIB stock index currently consists of 40 listed securities representing Italy's primary industries. The S&P/MIB stock index provides diversity over 10 economic sectors by adhering to the Global Industry Classification Standards, or GICS. The calculation of the index is managed and supervised by Standard & Poor's Inc. ("S&P"). In particular, an Index Committee comprising appointees of S&P and Borsa Italiana oversees the overall management and direction of the S&P/MIB stock index. The Index Committee consists of five members, with two members appointed by Borsa Italiana and three members appointed by S&P. One of the S&P members serves as the chairman of the Index Committee. The Index Committee has authority over all issues relating to the maintenance and operation of the S&P/MIB stock index, including, but not limited to:

(i) Maintenance and inclusion policies, including additions or deletions of index constituents and other matters affecting the maintenance and calculation of the S&P/MIB stock index;

(ii) General editorial policy with respect to educational and marketing materials relating to the S&P/MIB stock index;

(iii) Sector/industry classifications within the S&P/MIB stock index; and

(iv) The creation of sub-indices.

Notwithstanding the above, members of the Index Committee appointed by Borsa Italiana have a veto right with respect to the decisions of the Index Committee regarding any modifications to the calculation of the S&P/MIB stock index, the inclusion of companies in the S&P/MIB stock index, and maintenance of the S&P/MIB stock index.

The regulatory framework of the Exchange is governed by: (1) Legislative Decree 58 of February 24, 1998 and (2) the rules and trading procedures that are contained in the "Rules of the Markets Organized and Managed by the Italian Exchange" and by the accompanying Instructions thereto, adopted in their current version by Borsa Italiana's shareholders on April 29, 2004 and approved by the Commissione Nazionale per le Societa e la Borsa (the National Commission for Companies and the Stock Exchange, or "Consob") in Resolution 14600 of June 9, 2004. As a result of the Exchange's privatization at the beginning of 1998, Borsa Italiana has assumed many of the regulatory responsibilities previously held by the Consob.[8]

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7 As noted above, after the September 17, 2004 expiration of the MIB 30 index options, such contract will no longer be listed and traded on IDEM.

8 The privatized Exchange came into full operation on January 2, 1998 after it received authorization to engage in business by the Consob. In granting such authorization, the Consob verified that (i) the Exchange's rules were in compliance with European community law and (ii) such rules would promote the Exchange's three objectives of supervision: transparency, orderly trading conditions and the protection of investors. Although the Exchange is now privatized, it still remains subject to the regulatory oversight of the Consob.

Consob is the Italian governmental authority responsible currently for regulating and supervising the Exchange and Borsa Italiana with the aim of ensuring the transparency of the markets, the orderly conduct of trading, and the protection of investors. Furthermore Consob is the competent authority for ensuring:

- Transparency in the conduct of business by securities market participants regarding their trading activities in the markets (including reporting obligations to the Consob and disclosure requirements by intermediaries to clients) and correct behavior by securities market participants;
- Disclosure of complete and accurate information to the investing public by listed companies;
- Accuracy of the facts represented in the prospectuses related to offerings of transferable securities to the investing public; and
- Compliance with regulations by auditors registered with and regulated by Consob.

The Consob also conducts investigations with respect to potential infringements of laws relating to insider dealing and market manipulation.

The Board of Directors of Borsa Italiana[9] is responsible for: (a) organizing and creating rules governing the markets; (b) creating and maintaining supervisory procedures to ensure proper functioning of the markets; (c) approving the types of derivative contracts to be traded and the trading methods; (d) the dissemination of market and listed company information; and (e) the calculation and management of all stock indices (except for the duties performed by S&P with respect to the calculation of the S&P/MIB stock index). The managing director of Borsa Italiana is exclusively responsible for: (i) the admission, exclusion and suspension of financial instruments and intermediaries to, and from, trading; and (ii) the surveillance of the market, including monitoring market conditions and operations. If in the course of its surveillance activities Borsa Italiana detects evidence of potential trading abuses (e.g., allegations of insider trading or market manipulation), Borsa Italiana reports evidence of such activities to the Consob, which has the primary responsibility for conducting investigations and bringing enforcement actions in such matters.

In addition to the supervisory activities conducted by the Board of Directors of Borsa Italiana, the Bank of Italy and the Consob also exercise supervisory powers over investment firms and banks. Specifically, with respect to investment firms and banks, the Bank of Italy regulates: (a) capital adequacy; (b) risk management procedures; (c) permissible holdings; (d) administrative and accounting procedures; and (e) internal control mechanisms, while the Consob regulates: (i) the rules of conduct to be observed in dealings with customers, especially in terms of conflict of interest; (ii) minimum information requirements; and (iii) records of orders and transactions, and is responsible for investigations and enforcement relating to trading abuses.

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9 The shareholders of Borsa Italiana elect the Board of Directors and appoint both Borsa Italiana's chairman and managing director.

No U.S. securities are included in the S&P/MIB stock index. As of the date of this letter only one non-Italian company, ST Microelectronics, has been included in the S&P/MIB stock index. In addition to being listed and traded on the Stock Exchange, ST Microelectronics also is listed and traded on Euronext Paris. Borsa Italiana has represented that through information sharing agreements between the Consob and the French Autorité des Marchés Financiers ("AMF") (Multilateral Memorandum of Understanding on the Exchange of Information and Surveillance of Securities Activities, signed in Paris on January 26, 1999 among the members of the Forum of European Securities Commissions - FESCO), Consob will be able to obtain information required to investigate suspected manipulation or other trading abuses in trading of ST Microelectronics from the AMF. Borsa Italiana also has agreed that before adding additional foreign stocks for inclusion in the S&P/MIB stock index, it will be its practice (as it previously has been with respect to the MIB 30 stock index), among other things, to confirm that information sharing agreements are available through the Consob that will enable the Consob to obtain information from the foreign markets on which the underlying component securities principally trade sufficient to surveil for suspected manipulation or other trading abuses in the trading of the index's underlying component stocks. Borsa Italiana has agreed to notify the Commission if the composition of the S&P/MIB stock index changes to include additional foreign stocks traded on a market with which the Consob does not have an information sharing agreement.

In order for a company to be included in the S&P/MIB stock index it must be admitted to trading on a market organized and managed by Borsa Italiana. As set forth in the Rules of the Markets Organized and Managed by the Italian Exchange, before listing an issuer organized outside Italy, the Borsa Italiana must obtain a confirmation from Consob that the issuer is able to comply with the information requirements deriving from listing. Therefore, the lack of an information sharing agreement between the Consob and the relevant authority in the foreign country would prevent the company from being listed on a market organized and managed by Borsa Italiana and consequently would prevent it from being included in the S&P/MIB stock index.

The CC&G

The CC&G, an Italian joint-stock company formed on March 31, 1992, is responsible for all clearing functions. The CC&G clears all trades on the Exchange and guarantees the completion of all Options transactions. The CC&G is subject to the supervisory authority of the Consob and the Bank of Italy. Prior to trading on the IDEM, intermediary firms must become members of the CC&G ("Clearing Members"). With shareholders' equity (which, by definition, does not include deposits of Clearing Members) in excess of 33 million Euro ($39.9 million) and net assets of 67.4 million Euro ($81.5 million) as of the end of 2003, the CC&G serves as the ultimate guarantor of all the trades it registers that are cleared between Clearing Members, and guarantees each of the Clearing Members, as necessary, full payment of deficits resulting from another Clearing Member's default.

The CC&G has three types of membership: general (i.e., clearing members who directly clear on the CC&G for their proprietary account, for their customers' accounts and/or for non-clearing members), individual (i.e., clearing members who clear directly proprietary and/or customer transactions) and indirect (i.e., non-clearing members who clear their proprietary and/or customer transactions through a general clearing member). In the event of a clearing member's default or insolvency, the CC&G may only look to the margin of the defaulting clearing member and the default fund contributions, and may not seek contribution from the customers of the defaulter. No U.S. broker-dealer is currently a general, individual or indirect clearing or non-clearing member of CC&G with regard to IDEM products or to equity cash products listed on markets organized and managed by Borsa Italiana.

In order to safeguard the integrity of the IDEM, the CC&G performs a risk management function through the calculation and collection of margins.[10] Each Clearing Member is required to deposit and maintain initial margin with the CC&G with respect to each Option for which it represents the seller (writer); Options buyers generally do not pay margins because the maximum loss on their position is equal to the premium they pay. Margin requirements for short Option positions are computed on a daily basis (separately for house and client accounts) for each Clearing Member and are referred to as initial margins. Initial margins consist of two components: premium margins and additional margins. Premium margin equals the amount necessary for the CC&G to close the position of a defaulting member by repurchasing the options sold.[11] Additional margin equals the additional cost sustained by the CC&G to repurchase the Option in a "worst case scenario."[12]

The initial margin with respect to each Option equals the sum of the premium margin and the additional margin. The CC&G requires initial margins to be posted in Euro or Italian, French and German government bonds. In addition, the CC&G may require a Clearing Member to deposit "intra-day" margins in the event it deems such action necessary and appropriate to protect the interests of other Clearing Members, the Exchange and the public. Intra-day margins generally are requested from Clearing Members when there are large variations between the current price of a derivative contract and such contract's price as of the previous day's close, or in any other case in which a Clearing Member's positions reach a risk exposure level considered too large by the CC&G in relation to the margins already deposited.

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10 Initial margin requirements are calculated using the Theoretical Intermarket Margins System ("TIMS") developed by the Options Clearing Corporation. TIMS allows the CC&G to continually measure, monitor and manage a Clearing Member's risk exposure levels. TIMS is also used by the CC&G to calculate all "additional" and "intra-day" margin requirements.

11 The hypothetical repurchase price is represented by the closing price of the Option.

12 To determine this, the CC&G: (i) defines the "margin interval," which equals the percentage daily maximum change in the underlying stock or index (this differs according to the volatility of each underlying asset) and (ii) calculates the theoretical value of the sold Option on the basis of the price of the underlying asset plus (for a call) or minus (for a put) the margin interval. The difference between this theoretical value and the closing price of the Option is the additional margin.

Margins are calculated, collected and held by the CC&G. Payments to be made to or margin deposit requirements received by Clearing Members are determined on at least a daily basis, and are calculated separately for the house and client accounts of each Clearing Member.

The Options Markets

Prices on Options traded at the IDEM are publicly disseminated, and the Options are quoted, bought and sold in Euro. All transactions creating or closing positions in such Options are executed and settled at the Exchange by members of the IDEM. Options are purchased and sold by a member broker by submitting the order to the IDEM's electronic order book, where all orders are sorted by price and time of entry. The Options are not evidenced by certificates, although transactions and positions are recorded in statements from the CC&G to general and individual Clearing Members and statements from such Clearing Members to customers. S&P/MIB Index Options are not fungible or interchangeable with options traded on any other market.

S&P/MIB Index Options are European-style options. In-the-money options automatically are exercised at expiration unless the Clearing Member specifies otherwise. Exercised Index Options are settled in cash within one day of exercise. Once an Option is exercised, the CC&G makes a random, computer-generated assignment of the exercise to a Clearing Member whose account with the CC&G will reflect the writing of an Option of the same series as the exercised Option. Such assignment is made after 5:40 p.m. Central European Time ("CET") for days prior to the Option's expiration, and between 8:30 and 9:00 a.m. CET, on the expiration day. The Clearing Member, in turn, makes an assignment of the exercise to a customer who is a writer of an Option of the same series.

Once an exercise is allocated by a Clearing Member to a particular writer, that writer is contractually obligated to its broker to perform in accordance with the terms of the Option. These obligations are secured by the securities or other margin deposited by the customer with the Clearing Member. Whether or not its customers perform, the assigned Clearing Member becomes obligated to perform the obligations with respect to the assigned Option, that is, to purchase the underlying interest (in the case of an exercised put) or to sell the underlying interest (in the case of an exercised call) for the specified exercise price, or in the case of a cash-settled Option, to pay the exercise settlement amount. The purchase (sale) of the underlying asset in case of an exercised call (put) is settled through the rolling settlement system, on the third business day following the day of exercise.

The CC&G and the Exchange have no responsibility for settlements between any intermediary and its customers, or for the funds or securities of a customer that are held by such intermediary. However, Clearing Members do guarantee the final settlement of their customers' transactions on the IDEM.

Transactions with U. S. Customers

Borsa Italiana wishes to familiarize certain registered broker-dealers and large financial institutions in the U.S. with the S&P/MIB Index Options traded on the IDEM, and thus proposes to take the limited steps described below with respect only to "Eligible Broker-Dealers" and "Eligible Institutions." To be "eligible," each such entity must meet the following standards:

(a) It must be a "qualified institutional buyer" as defined in Rule 144A(a)(1) under the Securities Act of 1933, as amended ("Rule 144A" and the "1933 Act," respectively), or an international organization excluded from the definition of "U.S. Person" in 902(k)(2)(vi) of Regulation S under the 1933 Act; and

(b) It must have had prior actual experience with traded options in the United States options market and, therefore, would have received the disclosure document for U.S. standardized options called for by Rule 9b-1 under the 1934 Act (the "ODD").

IDEM members will be required to take reasonable steps to assure themselves, before effecting any S&P/MIB Index Option transaction for or with a customer located in the United States, that the customer is an Eligible Broker-Dealer or an Eligible Institution, that the customer is acting for its own account or the account of another Eligible Broker-Dealer or Eligible Institution or the managed account of a non-U.S. person (within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1933 Act), and that the customer has received the IDEM disclosure document referred to below. The Exchange will advise IDEM members that, under U.S. law, IDEM members that are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the 1934 Act, principally through U.S. registered broker-dealers as provided in such Rule.

You represent that none of Borsa Italiana, the Exchange, or the IDEM provides direct electronic access for trading Options to persons located in the United States, and that Options will not be made accessible by Borsa Italiana, the Exchange, or the IDEM through direct electronic access to persons located in the United States absent approval from the Commission.

Because the Consob regulates the rules of conduct to be observed in dealings with customers, the Consob will institute rules requiring IDEM members to furnish to Eligible Broker-Dealers and Eligible Institutions an IDEM disclosure document before accepting an order from such entity to purchase or sell S&P/MIB Index Options. The rules will also require that IDEM members obtain written representations from any Eligible Broker-Dealer or Eligible Institution, signed by an appropriate officer, to the following effect:

(1) It is an Eligible Broker-Dealer or Eligible Institution, and as such it (i) owns and invests on a discretionary basis a specified amount of eligible securities sufficient to be a qualified institutional buyer under Rule 144A under the 1933 Act (and if a bank, S&L, or other thrift institution, has a net worth meeting the requirements of Rule 144A under the 1933 Act), and (ii) has had prior actual experience in the U.S. standardized options markets and as a result thereof has received the options disclosure document entitled "Understanding the Risks and Uses of Listed Options" that is prepared by the Options Clearing Corporation and U. S. options exchanges;

(2) It has received the IDEM disclosure document;

(3) Its transactions in S&P/MIB Index Options will be for its own account or for the account of another Eligible Broker-Dealer or Eligible Institution or for the managed account of a non-U.S. person within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1993 Act;

(4) It will not transfer any interest or participation in an S&P/MIB Index Option it has purchased or written to any other U.S. person, or to any person in the U.S., who is not an Eligible Broker-Dealer or Eligible Institution;

(5) It will cause any disposition of an S&P/MIB Index Option that it has purchased or written to be effected only on the IDEM and to be settled on the IDEM in Italy, and it understands that any required payments for premium, settlement, exercise or closing of any S&P/MIB Index Option in respect of which it has a contract with the IDEM member must be made in Italy and in Euro. It also understands that, if in relation to an S&P/MIB Index Option it has a contract as a writer with the IDEM member, margin must be provided to that IDEM member, and maintained, measured and deposited in Euro, Italian, French or German government bonds, or any other instrument approved by the CC&G;

(6) If it is an Eligible Broker-Dealer or Eligible Institution acting on behalf of another Eligible Broker-Dealer or Eligible Institution that is not a managed account, it has obtained from the other a written representation to the same effect as the foregoing and will provide it to the IDEM member upon demand; and

(7) It will notify the IDEM member of any change in the foregoing representations prior to placing any future order, and the foregoing representations will be deemed to be made with respect to each order it gives to the IDEM member.

Copies of the IDEM disclosure document, in the form submitted to and reviewed by the Division, will be provided only to Eligible Broker-Dealers and Eligible Institutions. The IDEM disclosure document provides an overview of the IDEM and the IDEM's Equity and Index Options, with attention to significant differences from standardized options in the U.S. domestic options market, and sets forth special factors relevant to U.S. entities transacting in IDEM Equity and Index Options.

Borsa Italiana will not engage in any general advertisement concerning S&P/MIB Index Options in the United States. Borsa Italiana will appoint certain officers of Borsa Italiana to act as the IDEM's representatives in the United States (hereinafter referred to as the "IDEM Representative(s)"). The IDEM Representatives will be located in Italy, and will be available to respond to inquiries concerning the IDEM from Eligible Broker-Dealers and Eligible Institutions. Any IDEM Representative may make personal calls on, and correspond or otherwise communicate with, entities whom such IDEM Representative reasonably believes to be Eligible Broker-Dealers and Eligible Institutions in order to familiarize them with the availability of the IDEM and the IDEM's operations. Any Eligible Broker-Dealer or Eligible Institution would be provided, upon its first visit, communication or inquiry to an IDEM Representative, with the IDEM disclosure document. The IDEM Representatives located in Italy will maintain a reasonable supply of that document and of the most recently published annual reports of the Board of Directors of Borsa Italiana and the CC&G, to respond to requests therefor from Eligible Broker-Dealers and Eligible Institutions. An IDEM Representative also may participate in programs and seminars conducted in the United States. IDEM Representatives will not give investment advice or make any recommendations with respect to specific S&P/MIB Index Options, nor will IDEM Representatives solicit, take or direct orders, nor recommend or refer particular IDEM members. If requested by an Eligible Broker-Dealer or Eligible Institution, an IDEM Representative may make available to the requesting party a list of all IDEM members and any registered U.S. broker-dealer affiliates of such IDEM members.

Borsa Italiana will require its members, before effecting a transaction with a U.S. entity in S&P/MIB Index Options, to determine that the Eligible Broker-Dealer or Eligible Institution has received the IDEM disclosure document (including the ODD) and maintain a record of that determination. Borsa Italiana will furnish to the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the IDEM disclosure document on account of information contained therein becoming materially inaccurate or incomplete, or because there is or will be an omission of material information necessary to ensure that the document is not misleading.

Finally, you represent that the IDEM will continue to be an organized exchange operating and regulated outside the U.S. and, while making its S&P/MIB Index Options known to a particular, sophisticated segment of the U.S. financial community, the Exchange will experience no substantial changes in the foregoing facts and circumstances. You also represent that the Stock Exchange and its Board of Directors of Borsa Italiana will establish careful limitations to assure compliance with applicable U.S. securities laws, and Borsa Italiana and its Board of Directors will continue as necessary to establish further limitations to assure continued compliance with applicable U.S. securities laws.

Response:

Based on the facts and representations set forth above, the Division will not recommend enforcement action to the Commission against Borsa Italiana, the Stock Exchange or the IDEM, or any of their respective officers, directors or members under Section 15(a) of the 1934 Act if the Stock Exchange or IDEM members act as you describe to familiarize Eligible Broker-Dealers and Eligible Institutions in the United States with S&P/MIB Index Options without the Stock Exchange or IDEM members registering with the Commission as broker-dealers under Section 15(b) of the 1934 Act. Also, the Division will not recommend enforcement action to the Commission against Borsa Italiana, the Stock Exchange, the IDEM, and their respective officers, directors or members under Section 15(a) of the 1934 Act if, solely in connection with the satisfaction of obligations under Rule 9b-1(d) of the 1934 Act, the terms and conditions of this letter, and under the limited circumstances set forth above, (1) an IDEM Representative, an IDEM member, or an Eligible Broker-Dealer provides the IDEM disclosure document to an Eligible Broker-Dealer and the IDEM member effects transactions in S&P/MIB Index Options with or for that Eligible Broker-Dealer pursuant to Rule 15a-6(a)(4) under the 1934 Act, or (2) an IDEM Representative furnishes an IDEM disclosure document to an Eligible Institution, or an IDEM member furnishes an IDEM disclosure document to an Eligible Institution in response to an otherwise unsolicited inquiry concerning S&P/MIB Index Options, and the IDEM member effects transactions in S&P/MIB Index Options with or for that Eligible Institution pursuant to Rule 15a-6(a)(1) under the 1934 Act. The Division notes that the Exchange will advise IDEM Members that, under U.S. law, IDEM Members that are not U.S. registered broker-dealers may deal with Eligible Broker-Dealers and Eligible Institutions only in accordance with Rule 15a-6 under the 1934 Act, principally through U.S. registered broker-dealers as provided in that Rule.

Based on the foregoing, the Division also will not recommend that the Commission take enforcement action against the Stock Exchange or the CC&G under Section 17A of the 1934 Act if they operate solely in the manner described above for S&P/MIB Index Options without registering with the Commission as a clearing agency. In addition, the Division will not recommend that the Commission take enforcement action against the Board of Directors of Borsa Italiana, the Stock Exchange or the IDEM, or any of their respective officers, directors or members under Section 5 of the 1934 Act if the Stock Exchange or IDEM members operate solely in the manner described above with respect to S&P/MIB Index Options without the Stock Exchange and IDEM registering with the Commission as a national securities exchange under Section 6 of the 1934 Act.

Finally, the Division has reviewed the proposed IDEM disclosure document. Based on our review of that document, the Division will not recommend that the Commission take enforcement action against an IDEM Representative, an IDEM member, the Board of Directors of Borsa Italiana, or an Eligible Broker-Dealer if the IDEM Representative, IDEM member, or Eligible Broker-Dealer furnishes the IDEM disclosure document, in compliance with Rule 9b-1(d) under the 1934 Act, to an Eligible Broker-Dealer or Eligible Institution before the Eligible Broker-Dealer or Eligible Institution effects a transaction in S&P/MIB Index Options, subject to the following conditions:

(1) The Eligible Broker-Dealer or Eligible Institution previously has received the ODD;

(2) Consob requires that IDEM members, before effecting a transaction with or for an Eligible Broker-Dealer or Eligible Institution in S&P/MIB Index Options, determine as described above, that the Eligible Broker-Dealer or Eligible Institution has received the ODD and the IDEM disclosure document and maintains a record of that determination; and

(3) If the information contained in the IDEM disclosure document becomes or will become materially inaccurate or incomplete or there is or will be an omission of material information necessary to make the IDEM disclosure document not misleading, Borsa Italiana, on behalf of the IDEM, will amend or supplement the disclosure document by filing five copies of the amendment or supplement to the disclosure document with the Division at least 30 days prior to the date definitive copies are furnished to customers, unless the Division determines otherwise having

due regard to the adequacy of the information disclosed and the public interest and protection of investors.[13]

These positions of the Division concern enforcement action only and do not represent conclusions on the applicability of statutory or regulatory provisions of the federal securities laws. The Division has taken these positions based, in part, on the fact that the Commission has entered into a Memorandum of Understanding with the Consob regarding the sharing of investigative information,[14] and that foreign broker-dealers, including IDEM members, electing to deal with U.S. institutional investors pursuant to Rule 15a-6(a)(3) under the 1934 Act are required to provide directly to the Commission, upon request, information, documents, testimony, and assistance in taking the evidence of persons that relate to transactions pursuant to Rule 15a-6(a)(3) under the 1934 Act. Moreover, these positions are based on the understanding that, under Italian law, only members authorized by the competent Italian authorities may have direct access to a market placed under the supervision of the Consob and, therefore, only IDEM members may have direct access to the IDEM.

Finally, these positions are based on your representations that Borsa Italiana, the Exchange, and the IDEM do not provide direct electronic access for trading Options to persons located in the United States, and that Borsa Italiana, the Exchange, or the IDEM will not make Options accessible in this fashion absent express approval from the Commission.

The positions of the Division in this letter are based on the representations that you have made; any different facts or conditions might require a different response, and these positions are subject to modification or revocation if the facts and representations set forth above are altered.

Sincerely,

Elizabeth K. King
Associate Director

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[13] The Borsa Italiana should provide the Division with any material amendments to its disclosure document sufficiently in advance of the planned distribution date to provide the Division with time to review the proposed amendments and the Borsa Italiana to make any necessary revisions.

[14] *See* Understanding Regarding the Establishment of a Framework for Consultations Between the Securities and Exchange Commission and the Commissione Nazionale per le Societa e la Borsa (May 7, 1993).

KMZ Rosenman
KATTEN MUCHIN ZAVIS ROSENMAN

525 West Monroe Street, Suite 1600
Chicago, IL 60661-3693
312.902.5200 office 312.902.1061 fax

MICHAEL M. PHILIPP
michael.philipp@kmzr.com
312.902.5367 direct 312.577.8754 fax

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 24 2004
DIVISION OF MARKET REGULATION

September 23, 2004

Ms. Elizabeth King
Associate Director of Market Regulation
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: No Action Request of the Borsa Italiana S.p.A. Regarding Options on the S&P/MIB Stock Index

Dear Ms. King:

On behalf of the Board of Directors (the "**Board of Directors**") of Borsa Italiana S.p.A. ("**Borsa Italiana**"), the organization responsible for the management and surveillance of the Italian Stock Exchange (the "**Stock Exchange**") and the Stock Exchange's equity derivatives division referred to as the Mercato Italiano dei Derivati (the Italian Derivatives Market, or the "**IDEM**"), we request your confirmation that, based on the circumstances stated in this letter, and in view of the relief previously granted by the Division of Market Regulation (the "**Division**") to Borsa Italiana for options on the MIB 30 stock index and options on individual stocks listed and traded on the Stock Exchange (the "**1998 Letter**") [1], the Division will not recommend to the Securities and Exchange Commission (the "**Commission**") any enforcement action (1) against Borsa Italiana, the Stock Exchange or the IDEM (the Stock Exchange and IDEM being referred to herein collectively as the "**Exchange**"), or any of their respective officers, directors or members under Section 5 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), by reason of the Stock Exchange and IDEM not registering under Section 6 of the 1934 Act as a national securities exchange, (2) against Borsa Italiana, the Stock Exchange or IDEM members[2] under Section 15 of the 1934 Act by reason of Borsa Italiana, the Stock Exchange and IDEM members

[1] See, SEC No-Action Letter to Borsa Italiana S.p.A., available September 1, 1998. See also, SEC relief granted to other non-U.S. exchanges in SEC No-Action Letter to EDX London Limited and OM London Exchange Limited, available October 29, 2003; SEC No-Action Letter to Tokyo Stock Exchange, Inc., available November 15, 2002; SEC No-Action Letter to the Sociéte de Compensation des Marches Conditionnels, available June 17, 1996; SEC No-Action Letter to the Hong Kong Futures Exchange -Hang Seng Index Options, available September 26, 1995; and SEC No-Action Letter to the London International Financial futures Exchange, available May 1, 1992.

[2] Although the two markets require different authorizations, any person authorized to trade on the Stock Exchange generally may also trade on the IDEM. In July, 2004, 80 Stock Exchange members were trading on the IDEM, of which 35 were securities firms, 43 were banks and 2 were registered stockbrokers.

not registering under the 1934 Act as broker-dealers, or (3) against the Stock Exchange or the Cassa di Compensazione e Garanzia[3] (the Italian Futures and Options Clearing House, or the "**CC&G**") under Section 17A of the 1934 Act by reason of their not registering under the 1934 Act as a clearing agency, if Borsa Italiana, the Stock Exchange and IDEM members act as described below to familiarize certain registered broker-dealers and large financial institutions in the United States with the IDEM and options on the S&P/MIB stock index ("**S&P/MIB Index Options**") traded on the IDEM.

This no action request covers the S&P/MIB Index Options contract and is not intended to supersede the 1998 Letter. After the September 17, 2004 expiration of the MIB 30 index options, such contract will no longer be listed and traded on IDEM. However, the Borsa Italiana S.p.A. will continue to rely on the 1998 Letter to familiarize certain US persons with options on individual stocks listed and traded on the Stock Exchange, as set forth in the 1998 Letter.

Regulatory Background

The Stock Exchange was founded in 1808. The IDEM was organized in 1994 under the laws of Italy as a division of, and the equity derivatives market of, the Stock Exchange. The IDEM commenced trading operations on November 28, 1994 with the introduction of the MIB 30 Index Futures Contract[4]. As the sole equity derivatives exchange in Italy, the IDEM has become an integral part of the Italian securities markets. Trading on the IDEM is conducted through an electronic trading system based on the Swedish OM system[5]. Two types of options are traded on the IDEM: options on the individual stocks that are listed and traded on the Stock Exchange ("**Equity Options**") and options on the S&P/MIB stock index ("**Index Options**") (Equity Options and Index Options may be referred to herein collectively as "**Options**").[6] The S&P/MIB stock index currently consists of 40 listed securities representing Italy's primary industries. The

[3] The CC&G currently is subject to the control of the Borsa Italiana, which acquired a majority ownership stake in the CC&G in April 2000. In March 2004, the Borsa Italiana's ownership stake in the CC&G increased from approximately 60% to 86%.

[4] The MIB 30 Index Futures Contract may be offered in the U.S. as permitted by the "no action letter" issued by the Commodity Futures Trading Commission ("**CFTC**") on August 30, 1995. On August 30, 2004 the CFTC issued a no-action letter to the Exchange permitting the offer and sale to U.S. persons of the S&P/MIB Index Futures Contract.

[5] The OM system has been implemented on several other exchanges, including options markets in Stockholm, London, Vienna and Hong Kong.

[6] As noted above, after the September 17, 2004 expiration of the MIB30 index options, such contract will no longer be listed and traded on IDEM.

S&P/MIB stock index provides diversity over 10 economic sectors by adhering to the Global Industry Classification Standards, or GICS. The calculation of the index is managed and supervised by Standard & Poor's Inc. ("**S&P**"). In particular, an Index Committee comprising appointees of S&P and the Borsa Italiana oversees the overall management and direction of the S&P/MIB stock index. The Index Committee consists of five members, with two members appointed by Borsa Italiana and three members appointed by S&P. One of the S&P members serves as the chairman of the Index Committee. The Index Committee has authority over all issues relating to the maintenance and operation of the S&P/MIB stock index, including, but not limited to:

(i) maintenance and inclusion policies, including additions or deletions of index constituents and other matters affecting the maintenance and calculation of the S&P/MIB stock index;

(ii) general editorial policy with respect to educational and marketing materials relating to the S&P/MIB stock index;

(iii) sector/industry classifications within the S&P/MIB stock index; and

(iv) the creation of sub-indices.

Notwithstanding the above, members of the Index Committee appointed by the Borsa Italiana have a veto right with respect to the decisions of the Index Committee regarding any modifications to the calculation of the S&P/MIB stock index, the inclusion of companies in the S&P/MIB stock index, and maintenance of the S&P/MIB stock index.

The regulatory framework of the Exchange is governed by: (1) Legislative Decree 58 of February 24, 1998 and (2) the rules and trading procedures that are contained in the "Rules of the Markets Organized and Managed by the Italian Exchange" and by the accompanying Instructions thereto, adopted in their current version by the Borsa Italiana's shareholders on April 29, 2004 and approved by the Commissione Nazionale per le Societa e la Borsa (the National Commission for Companies and the Stock Exchange, or "**Consob**") in Resolution 14600 of June 9, 2004. As a result of the Exchange's privatization at the beginning of 1998, Borsa Italiana has assumed many of the regulatory responsibilities previously held by the Consob7.

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[7] The privatized Exchange came into full operation on January 2, 1998 after it received authorisation to engage in business by the Consob. In granting such authorization, the Consob verified that (i) the Exchange's rules were in compliance with European community law and (ii) such rules would promote the Exchange's three objectives of supervision: transparency, orderly trading conditions and the protection of investors. Although the Exchange is now privatized, it still remains subject to the regulatory oversight of the Consob.

Consob is the Italian governmental authority responsible currently for regulating and supervising the Exchange and Borsa Italiana with the aim of ensuring the transparency of the markets, the orderly conduct of trading and the protection of investors. Furthermore Consob is the competent authority for ensuring:

- transparency in the conduct of business by securities market participants regarding their trading activities in the markets (including reporting obligations to the Consob and disclosure requirements by intermediaries to clients) and correct behavior by securities market participants;
- disclosure of complete and accurate information to the investing public by listed companies;
- accuracy of the facts represented in the prospectuses related to offerings of transferable securities to the investing public;
- compliance with regulations by auditors registered with and regulated by Consob.

The Consob also conducts investigations with respect to potential infringements of laws relating to insider dealing and market manipulation.

The Board of Directors[8] is responsible for: (a) organizing and creating rules governing the markets; (b) creating and maintaining supervisory procedures to ensure proper functioning of the markets; (c) approving the types of derivative contracts to be traded and the trading methods; (d) the dissemination of market and listed company information; and (e) the calculation and management of all stock indices (except for the duties performed by S&P with respect to the calculation of the S&P/MIB stock index). The managing director of Borsa Italiana is exclusively responsible for: (i) the admission, exclusion and suspension of financial instruments and intermediaries to, and from, trading; and (ii) the surveillance of the market, including monitoring market conditions and operations. If in the course of its surveillance activities the Borsa Italiana detects evidence of potential trading abuses (e.g., allegations of insider trading or market manipulation), the Borsa Italiana reports evidence of such activities to the Consob, which has the primary responsibility for conducting investigations and bringing enforcement actions in such matters.

In addition to the supervisory activities conducted by the Board of Directors, the Bank of Italy and the Consob also exercise supervisory powers over investment firms and banks. Specifically, with respect to investment firms and banks, the Bank of Italy regulates: (a) capital adequacy; (b) risk management procedures; (c) permissible holdings; (d) administrative and accounting

[8] The shareholders of Borsa Italiana elect the Board of Directors and appoint both Borsa Italiana's chairman and managing director.

procedures; and (e) internal control mechanisms, while the Consob regulates: (i) the rules of conduct to be observed in dealings with customers, especially in terms of conflict of interest; (ii) minimum information requirements; and (iii) records of orders and transactions, and is responsible for investigations and enforcement relating to trading abuses.

No U.S. securities are included in the S&P/MIB Index. As of the date of this letter only one non-Italian company, ST Microelectronics, has been included in the S&P/MIB stock index. In addition to being listed and traded on the Stock Exchange, ST Microelectronics also is listed and traded on Euronext Paris. Borsa Italiana has represented that through information sharing agreements between the Consob and the French Autorité des Marchés Financiers ("**AMF**") (Multilateral Memorandum of Understanding on the Exchange of Information and Surveillance of Securities Activities, signed in Paris on January 26, 1999 among the members of the Forum of European Securities Commissions - FESCO), Consob will be able to obtain information required to investigate suspected manipulation or other trading abuses in trading of ST Microelectronics from the AMF. Borsa Italiana also has agreed that before adding additional foreign stocks for inclusion in the S&P/MIB stock index, it will be its practice (as it previously has been with respect to the MIB 30 stock index), among other things, to confirm that information sharing agreements are available through the Consob that will enable the Consob to obtain information from the foreign markets on which the underlying component securities principally trade sufficient to adequately surveil activity for suspected manipulation or other trading abuses in the trading of the index's underlying components stocks on the other markets on which these foreign stocks principally trade. Borsa Italiana has agreed to notify the Commission if the composition of the S&P/MIB Index should change to include additional foreign stock traded on another market with which the Consob does not have an information sharing agreement. The stocks included in the S&P/MIB stock index must be listed on the Stock Exchange. Therefore, before listing an issuer organized outside Italy, Borsa Italiana must, as set forth in the Rules of the Markets Organized and Managed by the Italian Exchange, obtain a confirmation from Consob that the issuer is able to comply with the information requirements deriving from listing. In order for a company to be included in the S&P/MIB Index it must be admitted to trading on a market organized and managed by Borsa Italiana. Therefore, the lack of an information sharing agreement between the Consob and the relevant authority in the foreign country would prevent the company from being listed on a market organized and managed by Borsa Italiana and consequently would prevent it from being included in the S&P/MIB Index.

The CC&G

The CC&G, an Italian joint-stock company formed on March 31, 1992, is responsible for all clearing functions. The CC&G clears all trades on the Exchanges and guarantees the completion of all Option transactions. The CC&G is subject to the supervisory authority of the Consob and the Bank of Italy. Prior to trading on the IDEM, intermediary firms must become members of the CC&G ("**Clearing Members**"). With shareholders' equity (which, by definition, does not include deposits of Clearing Members) in excess of 33 million Euro ($39.9 million) and net assets of 67.4 million Euro ($81.5 million) as of the end of 2003, the CC&G serves as the ultimate guarantor of all the trades it registers that are cleared between Clearing Members, and guarantees each of the Clearing Members, as necessary, full payment of deficits resulting from another Clearing Member's default.

The CC&G has three types of membership: general (i.e., clearing members who directly clear on the CC&G for their proprietary account, for their customers account and/or for non-clearing members), individual (i.e., clearing members who clear directly proprietary and/or customer transactions) and indirect (i.e., non-clearing members who clear their proprietary and/or customer transactions through a general clearing member). In the event of a clearing member's default or insolvency the CC&G may only look to the margin of the defaulting clearing member and the default fund contributions and may not seek contribution from the customers of the defaulter. No US broker dealer is currently a general, individual or indirect clearing or non-clearing member of CC&G with regard to IDEM products or to equity cash products listed on markets organised and managed by the Borsa Italiana.

In order to safeguard the integrity of the IDEM, the CC&G performs a risk management function through the calculation and collection of margins[9]. Each Clearing Member is required to deposit and maintain initial margin with the CC&G with respect to each Option for which it represents the seller (writer); Options buyers generally do not pay margins because the maximum loss on their position is equal to the premium they pay. Margin requirements for short Option positions are computed on a daily basis (separately for house and client accounts) for each Clearing Member and are referred to as initial margins. Initial margins consist of two components: premium margins and additional margins. Premium margin equals the amount necessary for the CC&G to close the position of a defaulting member by repurchasing the options sold[10].

[9] Initial margin requirements are calculated using the Theoretical Intermarket Margins System ("**TIMS**") developed by the Options Clearing Corporation. TIMS allows the CC&G to continually measure, monitor and manage a Clearing Member's risk exposure levels. TIMS is also used by the CC&G to calculate all "additional" and "intra-day" margin requirements.

[10] The hypothetical repurchase price is represented by the closing price of the Option.

Additional margin equals the additional cost sustained by the CC&G to repurchase the Option in a "worst case scenario"[11].

The initial margin with respect to each Option equals the sum of the premium margin and the additional margin. The CC&G requires initial margins to be posted in Euro or Italian, French and German government bonds. In addition, the CC&G may require a Clearing Member to deposit "intra-day" margins in the event it deems such action necessary and appropriate to protect the interests of other Clearing Members, the Exchange and the public. Intra-day margins generally are requested from Clearing Members when there are large variations between the current price of a derivative contract and such contract' s price as of the previous day's close, or in any other case in which a Clearing Member's positions reach a risk exposure level considered too large by the CC&G in relation to the margins already deposited.

Margins are calculated, collected and held by the CC&G. Payments to be made to or margin deposit requirements received by Clearing Members are determined on at least a daily basis, and are calculated separately for the house and client accounts of each Clearing Member.

The Options Markets

Prices on Options traded at the IDEM are publicly disseminated, and the Options are quoted, bought and sold in Euro. All transactions creating or closing positions in such Options are executed and settled at the Exchange by members of the IDEM. Options are purchased and sold by a member broker by inserting the order into the IDEM's electronic order book, where all orders are sorted by price and time of entry. The Options are not evidenced by certificates, although transactions and positions are recorded in statements from the CC&G to general and individual Clearing Members and statements from such Clearing Members to customers. S&P/MIB Index Options are not fungible or interchangeable with options traded on any other market.

S&P/MIB Index Options are European-style options. In-the-money options automatically are exercised at expiration unless the Clearing Member specifies otherwise. Exercised Index Options are settled in cash within one day of exercise. Once an Option is exercised, the CC&G makes a

[11] To determine this, the CC&G: (i) defines the "margin interval," which equals the percentage daily maximum change in the underlying stock or index (this differs according to the volatility of each underlying asset) and (ii) calculates the theoretical value of the sold Option on the basis of the price of the underlying asset plus (for a call) or minus (for a put) the margin interval. The difference between this theoretical value and the closing price of the Option is the additional margin.

random, computer-generated assignment of the exercise to a Clearing Member whose account with the CC&G will reflect the writing of an Option of the same series as the exercised Option. Such assignment is made after 5:40 p.m. Central European Time ("**CET**") for days prior to the Option's expiration, and between 8:30 and 9:00 a.m. CET, on the expiration day. The Clearing Member, in turn, makes an assignment of the exercise to a customer who is a writer of an Option of the same series.

Once an exercise is allocated by a Clearing Member to a particular writer, that writer is contractually obligated to its broker to perform in accordance with the terms of the Option. These obligations are secured by the securities or other margin deposited by the customer with the Clearing Member. Whether or not its customers perform, the assigned Clearing Member becomes obligated to perform the obligations with respect to the assigned Option, that is, to purchase the underlying interest (in the case of an exercised put) or to sell the underlying interest (in the case of an exercised call) for the specified exercise price, or in the case of a cash-settled Option, to pay the exercise settlement amount. The purchase (sale) of the underlying asset in case of an exercised call (put) is settled through the rolling settlement system, on the third business day following the day of exercise.

The CC&G and the Exchange have no responsibility for settlements between any intermediary and its customers, or for the funds or securities of a customer that are held by such intermediary. However, Clearing Members do guarantee the final settlement of their customers' transactions on the IDEM.

Transactions with U. S. Customers

Borsa Italiana wishes to familiarize certain registered broker-dealers and large financial institutions in the U.S. with the S&P/MIB Index Options traded on the IDEM, and thus proposes to take the limited steps described below with respect only to "**Eligible Broker-Dealers**" and "**Eligible Institutions**." To be "Eligible", each such entity must meet the following standards:

(a) it must be a "qualified institutional buyer" as defined in Rule 144A(a)(1) under the Securities Act of 1933, as amended ("Rule 144A" and the "1933 Act," respectively), or an international organization excluded from the definition of "U.S. Person" in 902(k)(2)(vi) of Regulation S under the 1933 Act; and

(b) it must have had prior actual experience with traded options in the United States options market (and, therefore, would have received the disclosure document for U.S. standardized options called for by Rule 9b-1 under the 1934 Act (the "**ODD**")).

IDEM members will be required to take reasonable steps to assure themselves, before effecting any S&P/MIB Index Option transaction for or with a customer located in the United States, that the customer is an Eligible Broker-Dealer or an Eligible Institution, that the customer is acting for its own account or the account of another Eligible Broker-Dealer or Eligible Institution or the managed account of a non-U.S. person (within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1933 Act), and that the customer has received the IDEM disclosure document referred to below. The Exchange will advise IDEM members that, under U.S. law, IDEM members which are not U.S. registered broker-dealers may deal with Eligible Institutions only in accordance with Rule 15a-6 under the 1934 Act, principally through U.S. registered broker-dealers as provided in such Rule.

Borsa Italiana represents that none of Borsa Italiana, the Exchange or the IDEM provides direct electronic access for trading Options to persons located in the United States and Options will not be made accessible by Borsa Italiana, the Exchange or the IDEM through direct electronic access to persons located in the United States absent approval from the SEC.

Because the Consob regulates the rules of conduct to be observed in dealings with customers, the Consob will institute rules requiring IDEM members to furnish to Eligible Broker-Dealers and Eligible Institutions an IDEM disclosure document before accepting an order from such entity to purchase or sell S&P/MIB Index Options. The rules will also require that IDEM members obtain written representations from any Eligible Broker-Dealer or Eligible Institution, signed by an appropriate officer, to the following effect:

(1) it is an Eligible Broker-Dealer or Eligible Institution, and as such it (i) owns and invests on a discretionary basis a specified amount of eligible securities sufficient to be a qualified institutional buyer under Rule 144A under the 1933 Act (and if a bank, S&L, or other thrift institution, has a net worth meeting the requirements of Rule 144A under the 1933 Act), and (ii) has had prior actual experience in the U.S. standardized options markets and as a result thereof has received the options disclosure document entitled "Understanding the Risks and Uses of Listed Options" that is prepared by the Options Clearing Corporation and U. S. options exchanges;

(2) it has received the IDEM disclosure document;

(3) its transactions in S&P/MIB Index Options will be for its own account or for the account of another Eligible Broker-Dealer or Eligible Institution or for the managed account of a non-U.S. person within the meaning of Rule 902(k)(2)(i) of Regulation S under the 1993 Act;

(4) it will not transfer any interest or participation in an S&P/MIB Index Option it has purchased or written to any other U.S. person, or to any person in the U.S., who is not an Eligible Broker-Dealer or Eligible Institution;

(5) it will cause any disposition of an S&P/MIB Index Option that it has purchased or written to be effected only on the IDEM and to be settled on the IDEM in Italy, and it understands that any required payments for premium, settlement, exercise or closing of any S&P/MIB Index Option in respect of which it has a contract with the IDEM member must be made in Italy and in Euro. It also understands that, if in relation to an S&P/MIB Index Option it has a contract as a writer with the IDEM member, margin must be provided to that IDEM member, and maintained, measured and deposited in Euro, Italian, French or German government bonds, or any other instrument approved by the CC&G;

(6) if it is an Eligible Broker-Dealer or Eligible Institution acting on behalf of another Eligible Broker-Dealer or Eligible Institution that is not a managed account, it has obtained from the other a written representation to the same effect as the foregoing and will provide it to the IDEM member upon demand; and

(7) it will notify the IDEM member of any change in the foregoing representations prior to placing any future order, and the foregoing representations will be deemed to be made with respect to each order it gives to the IDEM member.

Copies of the IDEM disclosure document, in the form submitted to and reviewed by the Division, will be provided only to Eligible Broker-Dealers and Eligible Institutions. The IDEM disclosure document provides an overview of the IDEM and the IDEM's Equity and Index Options, with attention to significant differences from standardized options in the U.S. domestic options market, and sets forth special factors relevant to U.S. entities transacting in IDEM Equity and Index Options.

Borsa Italiana will not engage in any general advertisement concerning S&P/MIB Index Options in the United States. Borsa Italiana will appoint certain officers of Borsa Italiana to act as the IDEM's representatives in the United States (hereinafter referred to as the "**IDEM Representative(s)**"). The IDEM Representatives will be located in Italy, and will be available to respond to inquiries concerning the IDEM from Eligible Broker-Dealers and Eligible Institutions. Any IDEM Representative may make personal calls on and correspond or otherwise communicate with entities whom such IDEM Representative reasonably believes to be Eligible Broker-Dealers and Eligible Institutions in order to familiarize them with the availability of the IDEM and the IDEM 's operations. Any Eligible Broker-Dealer or Eligible Institution would be provided, upon its first visit, communication or inquiry to an IDEM Representative, with the IDEM disclosure document. The IDEM Representatives located in Italy will maintain a reasonable supply of that document, and of the most recently published annual reports of the Board of Directors and the CC&G, to respond to requests therefor from Eligible Broker-Dealers and Eligible Institutions. An IDEM Representative also may participate in programs and seminars conducted in the United States. IDEM Representatives will not give investment advice or make any recommendations with respect to specific S&P/MIB Index Options, nor will IDEM Representatives solicit, take or direct orders, nor recommend or refer particular IDEM members. If requested by an Eligible Broker-Dealer or Eligible Institution, an IDEM Representative may make available to the requesting party a list of all IDEM members and any registered U.S. broker-dealer affiliates of such IDEM members.

Borsa Italiana will require its members, before effecting a transaction with a U.S. entity in S&P/MIB Index Options, to determine that the Eligible Broker-Dealer or Eligible Institution has received the IDEM disclosure document (including the ODD) and maintain a record of that determination. Borsa Italiana will furnish the Division, at least 30 days prior to the date definitive copies are furnished to Eligible Broker-Dealers or Eligible Institutions, with a copy of any amendment made to the IDEM disclosure document on account of information contained therein becoming materially inaccurate or incomplete or because there is or will be an omission of material information necessary to ensure the document is not misleading.

The IDEM will continue to be an organized exchange operating and regulated outside the U.S. and, while making its S&P/MIB Index Options known to a particular, sophisticated segment of the U.S. financial community, the Exchange will experience no substantial changes in the foregoing facts and circumstances. Careful limitations also will be taken to assure compliance with applicable U.S. securities laws, and Borsa Italiana and its Board of Directors will continue as necessary to establish further limitations to assure continued compliance with applicable U.S. securities laws.

Making information concerning the IDEM available in the United States as described in this letter will serve to increase, in a responsible manner, information concerning an important and growing marketplace in Europe that will be of substantial benefit to appropriate U.S. professionals and institutions.

We therefore respectfully request on behalf of the Board of Directors, Borsa Italiana, the Stock Exchange, the IDEM, and their respective officers, directors and members that you confirm to us that the Division will not recommend that the Commission take enforcement action of the nature set forth in the opening paragraph of this letter, and that you advise us that (a) furnishing of the IDEM disclosure document by an IDEM Representative, by an IDEM member or by an Eligible Broker-Dealer, in each case, to an Eligible Broker-Dealer or Eligible Institution will satisfy any obligation of a broker or dealer under Rule 9b-l(d) of the 1934 Act to furnish an option disclosure document before accepting an order from a customer to purchase or sell an S&P/MIB

Index Option, and (b) neither the IDEM Representatives' furnishing of an IDEM disclosure document to an Eligible Broker-Dealer or Eligible Institution, nor an IDEM member's furnishing of an IDEM disclosure document to an Eligible Broker-Dealer or, in response to an unsolicited inquiry concerning S&P/MIB Index Options, to an Eligible Institution, will constitute "solicitation" or the provision of a "research report" as those terms are used in Rule 15a-6(a) under the 1934 Act.

If you need any further information concerning this request, please call me collect at (312) 902-5367.

Very truly yours,

Michael M. Philipp
Katten Muchin Zavis Rosenman

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